

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2021

Joseph Hernandez
Chief Executive Officer
Blue Water Acquisition Corp.
15 E. Putnam Avenue, Suite 363
Greenwich, CT 06830

> **Re: Blue Water Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 25, 2021**
> **File No. 333-256116**

Dear Mr. Hernandez:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 10, 2021 letter.

S-4 Amendment #1 filed June 25, 2021

Growth Opportunities Available for JATENZO and Beyond, page 27

1. While we note your revised disclosure in response to prior comment 2, please continue to revise to make clear that the existing regulatory approval of JATENZO for the treatment of hypogonadism does not guarantee regulatory approval of the drug at lower doses for hypogonadism or regulatory approval for any of the other indications being pursued. Please also clarify the stage of clinical development that Clarus is in for the lower dosing frequency to once daily to treat hypogonadism, for utilization in treatment of hypogonadism in chronic kidney disease, and for the treatment for transgender men.

Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Balance
Sheet as of March 31, 2021, page 89

2.   Here under adjustment (b) you disclosed $8.35 million payment of estimated Business
      Combination transaction costs. Please reconcile this balance for us to the balances
      included in the historical financial statements. Please revise to report unrecorded
      incremental expenses, if any, in the unaudited pro forma combined statements of
      operations in accordance with Article 11 of Regulation S-X as amended by the final rule,
      Release No. 33-10786.

Note 5. Transaction Accounting Adjustments to the Unaudited Pro Forma Combined Statements
of Operations for the Year Ended December 31, 2020, page 92

3.   We note your response to our previous comment six, and your revision under adjustment
      (e). Please tell us, and revise if necessary to explain, how you have determined two
      different treatments for features related to the same convertible notes, where you kept
      the gain from the fair value change of the derivative liability bifurcated from the
      convertible notes, while removing the interest expenses related to the convertible
      notes, following the same pro forma assumptions that the convertible notes would have
      converted on January 1, 2020 under a reverse recapitalization transaction. Because you are
      giving effect to the transactions as of they occurred on January 1, 2020, it is unclear why
      you would not adjust to remove all derivative gains on all of the promissory notes that will
      be converted.

Interests of Clarus's Directors and Officers in the Business Combination, page 105

4.   We note your response to prior comment number 8. Please quantify the sign-on bonuses
      payable to the Clarus executive officers pursuant to the employment arrangements that are
      expected to become effective in connection with the Business Combination.

Background of the Business Combination, page 106

5.   We note your response to prior comment 10. Please revise the disclosure in the
      registration statement to state that the board did not rely on the target's financial
      projections referenced in this section and the reason for not using these projections in their
      financial analyses of the business combination. Please also tell whether the financial
      projections that were presented to the board on February 4, 2021 are the same projections
      referred to on page 111.

United States Federal Income Tax Considerations of the Redemption, page 114

6.   We note your response to prior comment number 14. Please revise the tax disclosure in
      the prospectus and the Exhibit 8.1 opinion to state that the opinion also relates to the
      statements under this section titled "The Business Combination Proposal — Tax

Consequences of the Business Combination for Holders Who Do Not Elect to Redeem."

License Agreement Commitments, page 191

7.   Please revise your disclosure on the royalty payments under the HavaH Agreement to disclose a royalty range of not more than 10 percentage points and when the royalty payments would expire.

Financial Statements of Blue Water Acquisition Corp.
Note 9. Fair Value Measurements, page F-37

8.   Please expand your disclosures to discuss the underlying accounting that resulted in the recognition of $2,924,805 compensation expense on Private Placement warrants and how such amount was determined.

You may contact Li Xiao at 202-551-4391 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jessica Yuan, Esq.